NO ACT

PE
12-21-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE



10013795

December 22, 2010

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits
Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 12-22-10

Re: Abbott Laboratories

Dear Mr. Berry:

This is in regard to your letter dated December 21, 2010 concerning the shareholder proposal submitted by Andrew Rodriguez for inclusion in Abbott's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Abbott therefore withdraws its December 17, 2010 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 21, 2010

Via Email:

shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories – Shareholder Proposal Submitted by Andrew Rodriguez

Ladies and Gentlemen:

On December 17, 2010, Abbott Laboratories submitted a request for a no-action letter to the Division of Corporation Finance requesting that the Staff concur with our view that, for the reasons stated in the request, the shareholder proposal (the "Proposal") submitted by Andrew Rodriguez (together with Susan L. Hall, his authorized representative, the "Proponent") may properly be omitted from the proxy materials for Abbott's 2011 annual meeting of shareholders.

Abbott received an email dated December 20, 2010 from Susan Hall on behalf of Andrew Rodriguez. The email informed Abbott that the Proponent was withdrawing the Proposal. A copy of the withdrawal email is enclosed as Exhibit A.

Based on the withdrawal of the Proposal by the Proponent, Abbott is hereby withdrawing the request for a no-action letter. A copy of this letter is being provided to the Proponent.

If the Staff has any questions or comments with respect to the foregoing, please contact me at 847.938.3591 or Steven L. Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492. Susan Hall may be reached at 202.641.0999 or via email at shall3450@gmail.com.

Thank you for your attention to this matter.

Very truly yours,



John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary

Enclosure

cc: Susan L. Hall
c/o Stephanie Corrigan
2898 Rowena Ave. Suite 103
Los Angeles, CA 90039


Abbott
A Promise for Life

Exhibit A

Withdrawal Notification

Abbott
A Promise for Life



Abbott Laboratories No Action Letter dated Dec. 17, 2010
Susan Hall to: john.berry, ahandy, shareholderproposals 12/20/2010 12:44 PM
Cc: jessicas, stephaniec, kathyg

History: This message has been forwarded.

Dear Mr. Berry,

We received your no action letter dated December 17, 2010 seeking to omit the shareholder proposal submitted to Abbott by Andrew Rodriguez. Please be advised that Mr. Rodriguez is withdrawing the shareholder proposal dated November 8, 2010. We have copied the SEC on this message so that that Staff can avoid unnecessarily dedicating its resources to Abbott's application, but will assume that you will notify the Staff independently that Abbott is withdrawing its no action request.

If you have any questions please contact me by return email or by telephone at 202-641-0999.

Susan Hall

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



December 17, 2010

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Abbott Laboratories—Shareholder Proposal Submitted by Andrew Rodriguez

Ladies and Gentlemen:

On behalf of Abbott Laboratories and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Andrew Rodriguez (together with Susan L. Hall, his authorized representative, the "Proponent") from the proxy materials for Abbott's 2011 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 15, 2011.

We received a notice on behalf of the Proponent on November 11, 2010, submitting the proposal for consideration at our 2011 annual shareholders' meeting. The proposal (a copy of which, together with the supporting statement, is attached as *Exhibit A*) (the "PETA Proposal") reads as follows:

> RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing.

Pursuant to Rule 14a-8(j), I have enclosed the PETA Proposal and provided the following explanation of the grounds upon which we deem omission of the PETA Proposal to be proper. I have also enclosed a copy of all relevant correspondence



exchanged with the Proponent in *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the PETA Proposal from our 2011 proxy materials.

We believe that the PETA Proposal may be properly omitted from Abbott's 2011 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. The PETA Proposal may be properly omitted from Abbot's proxy materials under Rule 14a-8(i)(11) because it <u>is substantially duplicative</u> of a proposal previously submitted.

<u>*Timing of Receipt of Proposals*</u>. We received the PETA Proposal via UPS at 10:23 a.m. on November 11, 2010, as confirmed by the UPS tracking information related to the package, a copy of which is set forth in *Exhibit C*. Prior to our receipt of the PETA Proposal, we received a proposal from the Humane Society of the United States (the "HSUS Proposal") via e-mail at 9:11 a.m., also on November 11, 2010, as confirmed by the time stamp on the e-mail containing the cover letter and shareholder proposal, a copy of which is also set forth in *Exhibit C*.

The HSUS Proposal provides as follows:

> RESOLVED, the shareholders of Abbott Laboratories hereby request the Company to:
>
> 1. Amend the Company's "Global Animal Welfare Policy" to voluntarily phase out research on chimpanzees; and
> 2. Create and post a phase out schedule by December 15, 2011 on the Company's website with semi-annual progress updates.

Abbott intends to include the HSUS Proposal in its proxy materials for its 2011 annual shareholders' meeting, and intends to omit the PETA Proposal from such proxy statement pursuant to Rule 14a-8(i)(11) on the grounds that it substantially duplicates the HSUS Proposal, which we received earlier in time than the PETA Proposal.

<u>*Analysis of Substantial Duplication under Rule 14a-8(i)(11)*</u>. Rule 14a-8(i)(11) permits a proposal to be excluded from a proxy statement "[i]f the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting." Rule 14a-8(i)(11) is designed to prevent shareholder confusion over the presence in a single proxy statement of two or more proposals, submitted by multiple proponents acting independently of each other, which address the same issue in different terms. If duplicative proposals were submitted to, and approved by,



shareholders, the board of directors would not have a clear expression of shareholder intent on the issue because of differences in the terms and scope of the proposals. The Staff has repeatedly taken the position that proposals need not be identical to be excludable under Rule 14a-8(i)(11). When analyzing whether proposals are duplicative, the Staff examines whether they have the same principal thrust or focus. If they do, they will be treated as substantially duplicative even if such proposals differ as to precise terms and scope. See *Pacific Gas & Electric Company* (Feb. 1, 1993).

The Staff has permitted exclusion under Rule 14a-8(i)(11) of a proposal that had the same principal thrust and focus as a prior proposal, even where the prior proposal was narrower in scope. For example, in *Abbott Laboratories* (Feb. 4, 2004) the Staff permitted exclusion of a proposal as substantially duplicative of an earlier proposal, although the earlier proposal was more limited in scope than the excluded proposal. The earlier proposal requested only that the board of directors adopt a policy prohibiting future stock option grants to senior executives, while the excluded proposal requested that the board of directors replace the entire senior executive compensation system with a program placing limitations on salary paid to the chief executive officer, bonuses paid to senior executives, long-term equity compensation for senior executives and severance payments to senior executives.

More recently, in *General Motors Corporation* (Mar. 13, 2008) the Staff permitted exclusion of a proposal that differed in terms and scope from the proposal that was included in the proxy materials. The included proposal requested that the board of directors adopt and report on goals to reduce greenhouse gas emissions based on current and emerging technologies, while the excluded proposal requested that a committee assess the steps the company was taking to meet government-imposed regulations relating to *fuel economy and* greenhouse gas emissions. Although the scope of the proposals differed, the principal focus of reporting on the company's plans to reduce greenhouse gas emissions was the same.

In *Wyeth* (Jan. 21, 2005) a proposal that the board of directors report on the effects and risks from the company's policy of limiting the availability of Wyeth's products to Canadian wholesalers was excludable as substantially duplicative of a prior proposal that the board of directors report on the feasibility of adopting a policy that the company not constrain the reimportation of prescription drugs. The excluded proposal's request for a report on Wyeth's existing policy of limiting availability of products to Canadian wholesalers did not directly overlap with the report requested by the included proposal. Although differing in scope, the principal thrust of both proposals – reviewing and reporting on the risk and public perception of the company relating to its policies on the reimportation of drugs – was the same.



In addition, in *Wal-Mart Stores, Inc.* (Apr. 3, 2002), the Staff permitted exclusion of a proposal requesting a report on gender equality in the company's workforce as substantially duplicative of a prior proposal requesting a report on affirmative action policies addressing racial and ethnic diversity as well as gender. The excluded proposal requested a report on monitoring practices while the prior proposal sought a description of how the company publicized its affirmative action policies to suppliers. Although the scope of and specific information requested by the excluded proposal differed from the prior proposal, the principal focus of improving the company's diversity practices was similar enough for the excluded proposal to be considered substantially duplicative.

See also, *JP Morgan Chase & Co.* (Mar. 5, 2007) (permitting exclusion of a proposal requesting that 50% of all equity compensation awarded to senior executives be performance-based as substantially duplicative of prior proposal requesting that a significant portion of restricted stock and stock unit grants to senior executives be performance-based); *Siebel Systems, Inc.* (Apr. 15, 2003) (permitting exclusion of a proposal requesting that a significant portion of senior executive stock option grants be performance-based as substantially duplicative of a prior proposal that all stock-related compensation plans include a performance hurdle); and *Centerior Energy Corp.* (Feb. 27, 1995) (permitting exclusion of proposals requesting that (1) executive compensation be frozen, (2) management size and executive compensation be reduced and bonuses be eliminated and (3) annual salaries be frozen and bonuses be eliminated as duplicative of a prior proposal requesting that ceilings be placed on executives' compensation, compensation be tied to the company's future performance and awards of bonuses and stock options cease).

Circumstances where the Staff has denied exclusion based on Rule 14a-8(i)(11) are distinguishable from Abbott's present situation. For example, in *Chevron* (Mar. 24, 2009) the Staff did not concur that a proposal requesting a report on the policies and procedures that guide Chevron's assessment of host country laws and regulations with respect to their adequacy to protect human health, the environment and the company's reputation was duplicative of a prior proposal that requested a report on the criteria for investment in, continued operations in and withdrawal from specific countries, where the principal focus of the prior proposal was on human rights as opposed to either the environment or public health. That is a very different situation from the current situation where both the PETA Proposal and the HSUS Proposal are principally focused on animal welfare in the context of testing of Abbott's products.

In *Pacific Gas & Electric Company* (Feb.1, 1993), the Staff performed the substantially duplicative analysis with respect to separate proposals requesting that "(1) non-salary compensation of management should be tied to performance



indicators; (2) ceilings should be placed on future total compensation of officers and directors, thereby reducing their compensation; (3) total compensation of the chief executive officer should be tied to the Company's performance; and (4) compensation of the board of directors should be paid in common stock." The SEC determined that proposal 3 was excludable as substantially duplicative of proposals 1 and 2, permitting proposal 3 to be excluded "if either proposal 1 or proposal 2 is included in the Company's proxy statement," but concluded that proposals 2 and 4 were not excludable because the "principal thrust" of those proposals (reduction and imposition of ceilings on total compensation in the case of proposal 2 and director compensation in the case of proposal 4) were not substantially duplicative of the "principal focus" of proposal 1 (linking non-salary compensation of management to certain performance standards). Just as the proposals that the Staff deemed duplicative all were intended to cause Pacific Gas & Electric to place limits on executive compensation, both the PETA Proposal and the HSUS Proposal are intended to cause Abbott to place limits on animal testing.

The principal thrust of the PETA Proposal is for Abbott to reduce and phase out animal testing. Similarly, the principal thrust of the HSUS Proposal is to phase out research on animals, chimpanzees in particular. Both proposals and supporting statements describe animal suffering, assert that animal testing raises ethical issues and suggest animal testing is expensive and that using non-animal testing will reduce costs. The PETA Proposal is substantially duplicative of the HSUS Proposal because, although the HSUS Proposal is directed at a single species, both proposals (whether in their respective resolutions, recitals or supporting statements) address the alleged pain and abuse suffered by animals in animal-based testing and argue that Abbott should play a role in stopping such animal use and voluntarily phase out aspects of animal research. The PETA Proposal and the HSUS Proposal can both be characterized as animal welfare proposals. Abbott's shareholders should not be required to vote on two separate animal testing resolutions submitted by different proponents acting independently of each other.

Comparable Substantiality Analysis under Rule 14a-8(i)(12). The analysis that "substantially" does not mean *exactly the same* for the purposes of Rule 14a-8(i)(11) is supported by the staff's interpretations of "substantially" under Rule 14a-8(i)(12), which permits the exclusion of a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years." For example, in *Abbott Laboratories* (Jan. 27, 2010), the Staff allowed Abbott to exclude a proposal encouraging Abbott to increase transparency around the use of animals in research and product testing by including information on Abbott's animal use and its efforts to reduce and replace animal use in the annual Global Citizenship Report based



on the fact that a proposal included in a previous year's proxy statement sought a commitment to using only non-animal methods for testing. And, in *Abbott Laboratories* (Feb. 5, 2007) and *Abbott Laboratories* (Feb. 28, 2006), the Staff permitted exclusions of animal welfare proposals based on animal welfare proposals that were included in prior proxy statements. Although the excluded proposals were not exactly the same as a previous proposal, the Staff concurred that the new proposals involved the same substantive concern – animal testing – as the previous proposal and therefore that all dealt with substantially the same subject matter.

See also, *Bristol-Myers Squibb Co.* (Feb. 6, 1996) (permitting exclusion of a proposal recommending that the board of directors form a committee to formulate an educational plan to inform women of the possible abortifacient (abortion-causing) effects of any of the company's products because it dealt with substantially the same subject matter as prior proposals asking the company to refrain from giving charitable contributions to organizations that perform abortions); *Procter & Gamble Co.* (July 31, 2009) (permitting exclusion of a proposal requesting a report on the feasibility of ending animal testing within five years because it raised substantially the same subject matter as a proposal that had requested a report on the company's compliance with its animal testing policy, another that had requested an end to animal testing and a third that requested the adoption of animal welfare standards); *Pfizer Inc.* (Feb. 25, 2008) (permitting exclusion of a proposal requesting a report on actions taken to correct violations of the Animal Welfare Act as implicating substantially the same subject matter as prior proposals included in Pfizer proxy statements requesting reports discussing the feasibility of amending the company's animal welfare policy or the adoption of a policy statement committing to use *in vitro* tests as replacements for animal-based tests); *Wyeth* (Feb. 15, 2008) (permitting exclusion of a proposal requesting a report describing the rationale, and policies relating thereto, for increased export of animal experimentation to countries with lower animal welfare standards on the grounds that it dealt with substantially the same subject matter as prior proposals requesting the adoption of an animal welfare policy and a commitment to use certain *in vitro* tests); *Dow Jones & Co., Inc.* (Dec. 17, 2004) (permitting exclusion of a proposal requesting that the company publish in its proxy materials information relating to its process of donations to a particular nonprofit organization as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations); *Saks Inc.* (Mar. 1, 2004) (permitting exclusion of a proposal requesting the board of directors to implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism); *Bristol-Myers Squibb Co.* (Feb. 11, 2004) (permitting exclusion of a



proposal requesting that the board review pricing and marketing policies and prepare a report on how the company would respond to pressure to increase access to prescription drugs because it dealt with substantially the same subject matter as a prior proposal requesting the creation and implementation of a policy of price restraint on pharmaceutical products).

II. The PETA Proposal may be properly omitted under Rule 14a-8(i)(3) and Rule 14a-9 as it is materially false and misleading.

Rule 14a-8(i)(3) under the Exchange Act permits a registrant to omit a proposal and any statement in support thereof from its proxy statement and the form of proxy:

> If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading I statements in proxy soliciting materials.

In addition, Note (b) to Rule 14a-9 states that "material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" may be misleading.

It is important to note that unlike the other bases for exclusion under Rule 14a-8, Rule 14a-8(i)(3) explicitly refers to the supporting statement as a basis for exclusion. The Commission has clarified the grounds for exclusion under Rule 14a-8(i)(3) in Staff Legal Bulletin No. 14B (Sept. 14, 2004) (the "2004 Bulletin"). In relevant part, the 2004 Bulletin states that Rule 14a-8(i)(3) may be used to exclude or modify a statement of the type described in Note (b) to Rule 14a-9 as well as when "the company demonstrates objectively that a factual statement is materially false or misleading" and/or where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal."

The PETA proposal is materially false and misleading in that footnote 6 of the supporting statement provides a link to an inflammatory video allegedly showing mistreatment of animals. This video was not taken at Abbott facility. The video shows alleged activities taking place at a laboratory that is not related to Abbott and with which Abbott does not do business. Although the footnote states that there have been no undercover investigations at Abbott facilities, it refers to an unidentified "contract testing laboratory," implying, without factual support, that the laboratory is one that Abbott has contracted with to perform Abbott research, which is false. The supporting statement does not refer to any evidence that animals used in testing Abbott products are abused the way the video purports or that there is any connection between the laboratory in the video and Abbott. The video is therefore irrelevant to a



consideration on animal testing by Abbott. The supporting statement impugns Abbott through innuendo that attempts to link Abbott to purported abuse of animals that are not related to Abbott's research. Footnote 6 is clearly meant to imply that improper conduct is occurring at Abbott or facilities contracted by Abbott. The PETA Proposal is false and misleading by implying that the approval of the PETA Proposal would impact the treatment of animals in the laboratory shown in the video, over which Abbott has no control.

The PETA video itself is misleading because it repeatedly accompanies ambiguous images with negatively slanted descriptions that a viewer is in no position to verify. For example, the video asserts that workers routinely spray confined dogs and cats with bleach, other chemicals and water. The accompanying video shows workers cleaning the cages. It is not possible to tell from this video image whether chemicals were being sprayed, but that is the unsupported implication of the film. The video also asserts that a supervisor and worker who have no formal veterinary medical training give expired sedatives to dogs and cats, but there is no attempt to provide any evidence of the background of the workers, whether formal training is required or typical for their positions, or whether the alleged sedatives were in fact expired. Similarly, the video states, without any means of viewer verification, that rabbits received no treatment for a specific condition and that cats are left burned and temporarily blinded. These unsubstantiated claims are misleading and therefore the video containing these claims should not be linked by the supporting statement.

The Staff has previously excluded entire proposals based on Note (b) to Rule 14a-9. See *Detroit Edison Company* (March 4, 1983) (permitting exclusion of a proposal where the tenor of the proposal, taken as a whole, was that the company had done something improper or illegal and was to be restrained from doing so in the future). See also *The Swiss Helvetia Fund, Inc.* (April 3, 2001) (permitting exclusion of proposal that implied that the directors of a fund had violated, or may choose to violate, their fiduciary duty, thereby impugning the character, integrity and personal reputation of the directors).

In addition, the Staff has often found that a company can omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements. See, e.g., *Convergys Corporation* (Feb. 5, 2003) and *The Boeing Company* (Feb. 26, 2003).

The current situation is distinguishable from that in *Coach, Inc.* (Aug. 7, 2009) because the link provided in the supporting statement submitted to Abbott more egregiously attempts to connect Abbott to the actions shown in the video presentation. In the supporting statement submitted to Coach, the cross reference to a PETA video

John A. Berry
Divisional Vice President,
Associate General Counsel
and Assistant Secretary
Securities and Benefits

Abbott Laboratories
100 Abbott Park Road
Dept. 32L, Bldg. AP6A-2
Abbott Park, IL 60064-6011

t 847 938 3591
f 847 938 9492
john.berry@abbott.com



was set forth in a free-standing third paragraph of the supporting statement, following two paragraphs that generally described how fur is produced. The first three paragraphs of the supporting statement for the Coach proposal did not even mention Coach at all. Therefore, it was clearer that the video in question did not reflect Coach's practices. In contrast, the first two paragraphs of the supporting statement submitted by the Proponent discuss Abbott specifically. Footnote 6 appears following the end of the second paragraph of the supporting statement. It recites that "[n]o undercover investigation has been undertaken at an Abbott facility though recent atrocities uncovered in a contract testing laboratory can be viewed at http://origin.www.peta.org/tv/videos/animal-experimentation/599609536001.aspx." The very structure of this sentence, making reference to a "contract testing laboratory" shortly following a reference to an "Abbott facility" is designed to suggest in a deliberately misleading fashion that Abbott has a relationship with the contract testing laboratory and its practices. This misleading effort to imply that Abbott is connected with the testing practices of the contract laboratory is compounded by the fact that the footnote appears at the end of two paragraphs specifically discussing Abbott.

Accordingly, it is my opinion that the PETA Proposal may be excluded from our 2011 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9. Alternatively, if the Staff does not permit exclusion of the entire PETA Proposal on this grounds, it is my opinion that footnote 6 to the supporting statement may be excluded from our 2011 Proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

III. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the PETA Proposal is omitted from Abbott's 2011 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.



If the Staff has any questions with respect to the foregoing, or if for any reason the Staff does not agree that we may omit the PETA Proposal from our 2011 proxy materials, please contact me at 847.938.3591 or Steven Scrogham at 847.938.6166. We may also be reached by facsimile at 847.938.9492 and would appreciate it if you would send your response to us by facsimile to that number. The Proponent's authorized representative, Susan L. Hall, may be reached by facsimile at 202.641.0999 or by e-mail at SHall3450@gmail.com.

Very truly yours,

John A. Berry

Divisional Vice President,
Securities and Benefits
Domestic Legal Operations

Enclosures

cc: Andrew Rodriguez
c/o Susan L. Hall, Counsel
c/o Stephanie Corrigan
2898 Rowena Avenue
Suite 103
Los Angeles, CA 90039

Exhibit A

Proposal

November 8, 2010

Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Rd.
Abbott Park, IL 60064

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal sponsored by Andrew Rodriguez and submitted for inclusion in the proxy materials for the 2011 annual meeting. Also enclosed is a letter from Mr. Rodriguez designating me as his authorized representative, along with his broker's letter certifying to ownership of stock.

If you need any further information, please do not hesitate to contact me. I can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at SHall3450@gmail.com.

Very truly yours,



Susan L. Hall
Counsel

Enclosures
SLH/pc

RECEIVED
[illegible] 2010
L.J. SCHUMACHER



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
Info@peta.org

2898 ROWENA AVE., #103
LOS ANGELES, CA 90039
323-644-PETA
323-644-2753 (FAX)
PETA.ORG

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

November 8, 2010

Laura J. Schumacher
Secretary
Abbott Laboratories
100 Abbott Park Rd.
Abbott Park, IL 60064

Re: Shareholder Resolution for Inclusion in the 2011 Proxy Materials

Dear Ms. Schumacher:

Attached to this letter is a Shareholder Proposal submitted for inclusion in the proxy statement for Abbott Laboratories 2011 annual meeting. Also enclosed is a letter from my brokerage firm certifying to my ownership of stock. I have held these shares continuously for more than one year and intend to hold them through and including the date of the 2011 annual meeting of shareholders.

Please communicate with my authorized representative Susan L. Hall, Esq. if you need any further information. Ms. Hall can be reached at Susan L. Hall, c/o Stephanie Corrigan, 2898 Rowena Ave. Suite 103, Los Angeles, CA 90039, by telephone at (202) 641-0999, or by e-mail at SHall3450@gmail.com.

Very truly yours,



Andrew Rodriguez

Enclosures

cc: Susan L. Hall, Esq.

MERCER


MARSH MERCER KROLL
GUY CARPENTER OLIVER WYMAN

Reference Number: ***FISMA & OMB Memorandum M-07-16***

November 9, 2010

Mr. Andrew P. Rodriguez

FISMA & OMB Memorandum M-07-16

Dear Mr. Rodriguez:

We are writing to you concerning your account with the Abbott Laboratories Stock Retirement Plan ("Plan").

Please refer to the table below, which details your shares of Abbott Laboratories Stock for the period beginning November 8, 2009 through November 8, 2010, per your request.

Description	Market Value	Shares
Opening Balance as of 11/8/2009	$40,694.53	$789.725
Dividends	$1,342.64	26.123
Gain/Loss	-(877.64)	0.000
Closing Balance as of 11/08/2010	$41,159.53	815.848

In addition, our records indicate that for the period beginning November 8, 2009 through November 8, 2010, no distributions or withdrawals were processed in your Abbott Laboratories Stock Fund.

If you have any additional questions or require further information, please contact one of our Customer Service Representatives at 1-800-232-7648.

Sincerely,

Defined Contribution Plan Services
PRI/jms/jnp
522814

TRANSPARENCY IN ANIMAL RESEARCH

RESOLVED, to promote transparency and minimize the use of animals, the Board is requested to issue an annual report to shareholders disclosing the number and species of all animals used in-house and at contract research laboratories; the number and species used for explicitly required tests; the number and species used in basic research and development; and the Company's plans to reduce and phase out animal testing.

Supporting Statement:

Our Company has posted on its website its goals for environmental protection[1] and even acknowledges the importance of transparency in its code of conduct.[2] However, Abbott's website contains very little information concerning its accomplishments in the reduction and replacement of animals used for research and regulatory testing even though our Company acknowledges that such testing involves serious ethical issues.[3] Multi-national companies such as Shell[4] and Novo Nordisk[5] disclose animal use numbers and publicize their efforts to incorporate replacement methods.

Abbott develops pharmaceuticals for humans and has a responsibility to use the most scientifically rigorous, human-relevant methods available. Animals used in laboratory experiments experience pain, fear and stress. They spend their lives in unnatural settings – caged and deprived of companionship – and subjected to painful experiments. Undercover investigations have exposed atrocities even in accredited institutions and filmed footage shows animals being beaten and otherwise tormented and abused.[6]

Our Company has an ethical and fiscal obligation to ensure that a minimum number of animals are used and that the best science possible is employed in the development of products. Given the fact that 92% of drugs deemed safe and effective when tested in animals fail when tested in humans and that, of the remaining 8%, half are later relabeled or withdrawn due to unanticipated, severe adverse effects, there is a clear scientific imperative for improving how our Company's products are tested.[7]

Our Company should consider the recent report published by the National Academy of Sciences' National Research Council. That report states that recent scientific advances can "transform toxicity testing from a system based on whole-animal testing to one founded

---

[1] http://www.abbott.com/global/url/content/en_US/40.35:35/general_content/General_Content_00061.htm
[2] http://www.abbott.com/global/url/content/en_US/40.40:40/general_content/General_Content_00258.htm
[3] http://www.abbott.com/global/url/content/en_US/40.15.20:20/general_content/General_Content_00268.htm
[4] http://www.shell.com/home/content/environment_society/environment/product_stewardship/animal_testing
[5] http://www.novonordisk.com/science/bioethics/animal_ethics.asp
[6] No undercover investigation has been undertaken at an Abbott facility though recent atrocities uncovered in a contract testing laboratory can be viewed at http://origin.www.peta.org/tv/videos/animal-experimentation/599609536001.aspx.
Abbott's animal welfare policy is referenced in footnote 3. Although Abbott's policy extols the virtues of reducing animal use, there is no transparency in terms of measuring its success.
[7] FDA Commissioner: http://www.fda.gov/NewsEvents/Speeches/ucm053539.htm

primarily on *in vitro* [non-animal] methods."[8] These approaches will improve efficiency with cost cutting, increased speed, greater predictivity to humans, and reduced animal use and suffering.

Given the above, our Company should disclose its use of animals and concretely outline the implementation of alternatives that will safely and effectively address human health risks. We urge shareholders to vote in favor of this socially and ethically important public policy proposal.

[8] *Toxicity Testing in the 21st Century: A Vision and a Strategy* (NRC 2007)

Exhibit B

Additional Correspondence with Proponent

Steven L. Scrogham
Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6011

Tel: (847) 938-8166
Fax: (847) 938-9492
E-mail: steven.scrogham@abbott.com



November 12, 2010

Via Federal Express

Ms. Susan L. Hall
c/o Stephanie Corrigan
2898 Rowena Avenue, Suite 103
Los Angeles, CA 90039

Dear Ms. Hall:

This letter acknowledges receipt of the shareholder proposal submitted by you on behalf of Mr. Andrew Rodriguez, who has designated you his authorized representative and instructed that we direct all communications to your attention. Our 2011 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 29, 2011.

Abbott has not yet reviewed the proposal to determine if it complies with all of the requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Steven L. Scrogham

cc: John A. Berry, Abbott

Andrew P. Rodriguez

FISMA & OMB Memorandum M-07-16

Exhibit C

Confirmations of Receipt Times

E-mail time-stamp for Proposal submitted by The Humane Society of the United States

From:	"Jennifer Ball" <jball@humanesociety.org>
To:	<laura.schumacher@abbott.com>
Date:	11/12/2010 09:11 AM
Subject:	Shareholder Proposal

Dear Ms. Schumacher,

Attached you will find a cover letter from The Humane Society of the United States (HSUS), a shareholder proposal submitted for inclusion in the proxy statement for the 2011 annual meeting and a letter from The HSUS brokerage firm, Deutsche Bank, confirming ownership of 73 shares of Abbott Laboratories common stock.

These documents will also be arriving today via UPS overnight and via fax.

Please confirm receipt of this email. Thank you very much.

Sincerely,
Jennifer

Jennifer Ball
Project Manager, Chimps Deserve Better
jball@humanesociety.org
t 301.258.3042 f 301.258.7760

The Humane Society of the United States
2100 L Street NW Washington, DC 20037
humanesociety.org

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THE HUMANE SOCIETY
OF THE UNITED STATES
Celebrating Animals | Confronting Cruelty


HSUS Resolution Cover Letter-Nov2010.pdf


HSUS stockholder confirmation-ABT-AbbottLaboratories-Nov2010.pdf


Abbott Share Res submitted by HSUS-Nov2010.pdf